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UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF FLORIDA

In re: INTERAXX TECHNOLOGIES, INC., a Delaware corporation, FEIN 65-0796192	Case No. 99-32829-BKC-PGH Chapter 11

INTERAXX TELEVISION NETWORK, INC., a Florida corporation, FEIN 65-0216226	Case No. 99-31551-BKC-PGH Chapter 11

NOTICE:

Any interested party who fails to file and serve an objection to the proposed amendments to the Second Joint Plan of Reorganization within 20 days after the date of service stated in this notice shall, pursuant to Local Rule 9013-1(D), be deemed to have consented to the entry of an order approving the proposed amendments.

SUMMARY REVISION OF SECOND JOINT PLAN OF REORGANIZATION

        INTERAXX TECHNOLOGIES, INC., (hereinafter Technologies), and INTERAXX TELEVISION NETWORK, INC. (hereinafter Television), (collectively referred to hereinafter as the “Reorganized Companies”), confirmed the SECOND JOINT PLAN OF REORGANIZATION (hereinafter the “Plan”) by order dated November 7, 2001. This Summary Revision is being provided to interested parties to briefly explain the treatment to be afforded creditors and interested parties under amendments to the Plan.

I.     DILUTION. The execution of the Plan as amended will result in less dilution of the interests of current equity shareholders than was anticipated because many shareholders did not return their shares. The shares that were not returned will be canceled. A new chart of the projected dilution by implementation of the proposed amendments to the Plan is available upon request by contacting counsel for the Reorganized Companies at 954-893-7670.

II.     MEANS FOR EXECUTION OF THE PLAN. The Plan, before amendment, called for Technologies and Sunspots International, Inc. (Sunspots) to be merged on the Effective date. The surviving entity would have been Technologies. Also, the Plan, before amendment, provided that on the Effective Date, Television would be “spun off” from Technologies and immediately merged with Xaos Tools, Inc. The surviving entity would be Television. It was projected that the post-confirmation operations of Technologies (Sunspots) will include additional new product releases in the medical technologies sector. Television’s (Xaos Tools) post confirmation operations will include the roll-up of other compatible entities to increase the revenue and assets of the Xaos Tools.

The Reorganized Companies propose to amend the Plan to reflect the following changes:

1.  The Effective Date will be extended to the day on which the Court approves this amendment.
2.  Technologies and SunSpots will not merge.
3.  Technologies will launch its joint venture named ITX SunSpots, Inc. with Sunspots International, Inc. (Sunspots). Complete details of the joint venture are available upon request.
4.  Technologies will develop, market and distribute new product releases in the medical technologies, sun-care and consumer products industries.
5.  Television and Xaos Tools will not merge.
6.  On the Effective Date, Television will be “spun off” from Technologies and immediately commence its stand-alone operations. Television will pursue development of its patents and other undertakings related to its intellectual property assets.

The implementation of the amendments to the Plan will have the following effects upon interested parties:

1.  Under the Plan, before amendment, Technologies’ merger with SunSpots International, Inc. would have resulted in the shareholders having only a 40% minority interest in the merged entity. Under the amendments to the plan, shareholders will continue to own 100% of Technologies.
2.  Under the Plan, before amendment, Television’s merger with Xaos Tools, Inc. would have resulted in the shareholders having only a 25% minority interest in the merged entity. Under the amendments to the plan, shareholders will continue to own 100% of Television.

        The dual entity solution in the Plan, before amendments, was an attempt to salvage the equity interests of the shareholders and to launch revenue-producing operations to satisfy the creditors by way of issuing stock in exchange for 100% of the debt of both Technologies and Television. Upon closer review, the ambition to salvage both the economic interests of the shareholders and to create business viability for the both the shareholders and the creditors was inadequate under a minority equity interest design utilizing only two business endeavors. The remedy for this includes a change in business design and strategy by including shareholder and creditor stock distribution in an array of business opportunities that provide access to a diversified cross-section of both emerging and established industries. This design allows the existing shareholders and creditors to retain 100% of the issued and outstanding shares in Technologies and Television while adding a distribution to the shareholders of reorganization securities in a third and fourth entity named Interaxx Digital Tools, Inc., a newly formed Florida corporation and Jefferson Capital Interests, Inc., a newly formed Maryland corporation, respectively.

        Stassi Interaxx, Inc. (Technologies) recreates Technologies as a publicly traded holding company having two initial endeavors. Technologies has changed its name to Stassi Interaxx, Inc. (www.newinteraxx.com) and has chosen to exploit the SunSpots project within a newly formed corporation named ITX-SunSpots, Inc. that is to operate as a joint venture where Stassi Interaxx, Inc. owns 50% of the venture corporation and SunSpots International, Inc. owns the remaining 50%. The second endeavor is the result of the acquisition of Stassi Cosmetics, Inc. located in San Diego, California. Stassi Interaxx is to operate Stassi Cosmetics as a wholly owned subsidiary. Stassi Cosmetics is the owner of the sun-care product line named SPF-to-Go (www.spftogo.com). In addition to these in place endeavors, Stassi Interaxx intends to pursue similar mergers, acquisitions or other business formats within and outside the sun-care industry to otherwise create an array of sun-care products, affiliated brands and consumer products. Stassi Interaxx believes that this multi-brand, multi-product approach enhances the opportunity to gain market share in the sun-care and related products category while increasing distribution points for all of its family of products; including those produced and marketed by the ITX-SunSpots joint venture and the Stassi Cosmetics/SPF-to-Go subsidiary.

        Television will change its name to Interaxx Properties, Inc. and become a second stand-alone company to be publicly traded with its foundation being revisiting the underlying patents and intellectual properties supporting the technologies in wireless connectivity solutions and the bundling of downloadable software. Once revenue-producing operations are firmly established in the near term, counsel on both the value of the Interaxx patents and how they can be effectively exploited is to be aggressively undertaken. The format for this includes a thorough patent search with comparisons, research of technology applications that intersect with the intellectual property rights granted in the patents and conclusions as to infringements and/or opportunities to mediate or license any unique opportunities discovered in the investigative process. Initial revenue producing operations include marketing various obtainable interface software components that may have certain compatibility options with Television’s already developed technologies. Within this area of research, in particular animation applications for video games and interactive Internet graphics solutions, the patents may be useful in protecting some of these new product releases.

        Interaxx Digital Tools, Inc. is a newly formed Florida corporation that is a third stand-alone entity that is to be a publicly traded company for the benefit of its shareholders. This endeavor returns to the marketing of forward edge technology in computer hardware and software under an innovative and proprietary business structure called a Market Property Agreement. This structure is a hybrid of a revenue sharing model and a reinvestment tool where maximum yields occur with participation in gross revenue while gaining equity credits as the business grows and becomes more stable in the marketplace. The use of a Market Property Agreement reduces the front side risks associated with mergers and acquisitions while gaining a minority equity position as a bonus as the business becomes successful. Interaxx Digital Tools has two Market Property Agreements in process.

        One is with Xaos Tools, Inc., (www.xaostools.com), an innovative developer of computer graphics software and integrated utility products under its brand name “Xaos Tools”, and the other is Intelle-Search, Inc. (www.Intelle-Search.com), an entity engaged in the industry segment called Search Engine Optimization and Positioning (SEOP). This applied technology that enables persons surfing the Web who are seeking any specific product or service to find it faster, more accurately with greater efficiency at lower costs to both the goods supplier and for the consumer. Using these initial endeavors as the re-entry point into the computer technology sector, Interaxx Digital Tools intends to pursue other Market Property Agreements plus mergers and acquisitions to roll-up other compatible entities to increase its revenue and assets.

        Jefferson Capital Interests, Inc., the fourth stand-alone, development stage company where the shareholders are to receive a distribution is a newly formed to be publicly traded company that forms a platform for an array of investment opportunities directed at separate, diversified and incremental undertakings primarily in the finance and securities industries. Jefferson Capital plans to focus on business opportunities and pursuits where growth in capital is its primary objective while income is to be a secondary consideration. Having recently completed its formative stages, Jefferson Capital is preparing for its role as a capital conduit for various targeted transactions including supporting a core business in medical receivables, commercial, installment (collateral-backed), and real estate (mortgage, equity-line) loans. To accommodate this work, Jefferson Capital plans on becoming a registered investment advisor (RIA).

        Technologies, Television, Interaxx Digital Tools and Jefferson Capital have engaged a public accounting firm to complete the audits necessary to bring Technologies, Television, Interaxx Digital Tools and Jefferson Capital into compliance with applicable securities regulations to ensure that each will become a “reporting company” within three months after the Effective Date. This is anticipated to be accomplished by filing SB-2 Registration Statements or other applicable securities filings. The Reorganized Companies shall engage an unrelated, bonded stock transfer agent to serve as the Stock Disbursing Agent for all non-cash distributions under the Plan. Any non-cash distribution must be authorized, in writing, by Daniel Martinez, President and Chief Executive Officer of the Reorganized Companies, or his duly elected successor.

Respectfully submitted,
KEVIN GLEASON, P.A.
2699 Stirling Road, Suite A-201
Fort Lauderdale, FL 33312
Attorneys for INTERAXX TECHNOLOGIES, INC. and INTERAXX TELEVISION NETWORK, INC.
(954) 893-7670

By:____________________________
    Kevin Gleason, Esq.
    Florida Bar No. 369500